Ex-99.1
2Q 2007
Operating Performance
July 16, 2007

Agenda
1 2Q ’07 Operating Performance 2 Activities & Accomplishments 3 Steel Industry Environment 4 2007 Business Plan
Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Production/Sales
Production up due to Completion of Major Renovations in 1Q and Operation of No.1 Finex •New Facilities: Dephosphorizer in Pohang (Mar.17) & Commercial FINEX (May.30) •Rationalization: Gwangyang #2 HR (Feb.1~Feb.20), Pohang #2 CR (Nov.29,’06~Mar. 29,’07) Sales up to meet Growing Demand with Increased Production
2006 2007 2007
(in thousand tons) 2Q 1Q 2Q YoY QoQ Crude Steel 7,310 7,552 7,817 6.9% 3.5% Finished Products (FP) 6,964 7,179 7,611 9.3% 6.0% FP Sales 6,951 7,295 7,549 8.6% 3.5% Domestic 4,888 5,081 5,221 6.8% 2.8% Exports 2,063 2,214 2,328 12.8% 5.1% (%) (29.7%) (30.3%) (30.8%) (1.1%) (0.5%) FP Inventory 617 767 761 23.3% #¢0.8%

Sales by Product
Sales of Strategic Products (Auto, High-end API, Electrical steel, etc) Continue to Grow Sales of Strategic Products
’06. 4Q ’07. 1Q ’07. 2Q (in thousand tons) Automotive Steel 1,304 1,341 1,490 Electrical Steel 53 77 118 2006 2007 2007
(in thousand tons) 2Q 1Q 2Q YoY QoQ Hot Rolled 2,119 2,047 1,991 #¢6.0% #¢2.7% Plate 937 919 995 6.2% 8.3% Wire Rod 420 483 531 26.4% 9.9% Cold Rolled 2,528 2,798 3,024 19.6% 8.1% Elec. Steel 126 215 238 88.9% 10.7% S T S 489 491 436 #¢10.8% #¢11.2% Others 332 342 334 0.6% #¢2.3% Total 6,951 7,295 7,549 8.6% 3.5%

Income Summary
Sales & Op. Income up due to Favorable Market Condition and CostSavings
y Carbon Steel Price (thousKRW) : 579(3Q.’06) #¨587(4Q) #¨590(1Q.’07) #¨597(2Q)
* Price raised (Apr.’07, thous KRW/ton) : +20(Plates), +220(Grain-oriented electrical steel)
Transferred Burden of High Nickel Cost to STS Price
y Nickel Price (LME, U$) : 29,154(3Q.’06) #¨33,129(4Q) #¨41,440(1Q.’07) #¨48,055(2Q) y STS Price (thous KRW) : 2,486(3Q.’06) #¨ 2,828(4Q) #¨ 3,101(1Q.’07) #¨ 3,196(2Q)
* Price raised (thous KRW/ton) : +350(Apr), +400(May), #¢400(Jun)
2006 2007 2007
(in billion KRW) 2Q 1Q 2Q YoY QoQ Sales 4,672 5,701 5,815 24.5% 2.0% CoGS 3,473 4,270 4,245 22.2% #¢0.6% Operating Income 941 1,113 1,247 32.5% 12.1% OP Margin 20.1 19.5 21.5 1.4% 2.0% Net Income 716 982 1,113 55.5% 13.3% Profit Margin 15.3 17.2 19.1 3.7% 1.9%

Summarized Income Statement (POSCO)
2006 2007 2007
(in billion KRW) 2Q 1Q 2Q QoQ Revenue 4,672 5,701 5,815 2.0% Gross income 1,199 1,431 1,570 9.7% (Gross margin) (25.7%) (25.1%) (27.0%) (1.9%) S G & A 258 318 323 1.6% Operating income 941 1,113 1,247 12.1% (Operating margin) (20.1%) (19.5%) (21.5%) (2.0%) Non-op income (expense) (44) 166 221 33.1% -interest income (2) 3 (1) - -dividend income 11 32 11 #¢65.6% -equity method gains 42 188 188 - -FX related gain (4) (22) 50 - -others (91) (35) (27) - Net income 716 982 1,113 13.3% (Profit margin) (15.3%) (17.2%) (19.1%) (1.9%)
*2007 2Q equity method gains: Domestic KRW 99.9bn (PoscoE&C 63.6, POSCO SS 22.9,etc) Overseas KRW 88.3bn (Zhangjiagang 39.5, Qingdao 5.9,etc)

Financial Structure Assets Up due to Increase in Investments Liabilities Up due to Increase in Debt
2006 2007 2007
(in billion KRW) 2Q 1Q 2Q YoY QoQ Assets 24,115 27,016 28,686 19.0% 6.2% Current Assets 6,672 7,530 8,204 23.0% 9.0% Non-current Assets 17,443 19,486 20,482 17.4% 5.1% Liabilities 4,190 5,307 5,594 33.5% 5.4% Debt 2,228 2,365 2,809 26.1% 18.8% S/H Equity 19,925 21,709 23,092 15.9% 6.4%
* 2Q Major Financial Activities
-Issuance of domestic bond : KRW 500.0 bn (May 11, ’07) -Share buyback : KRW 220.7 bn (Apr. 2~17, ’07)

Summarized Balanced Sheets (POSCO)
2006 2007 2007
(in billion KRW) 2Q 1Q 2Q QoQ Current assets 6,672 7,530 8,204 9.0% Cash equivalent assets* 2,512 2,838 2,950 3.9% Notes receivable 1,530 1,790 1,939 8.3% Inventory 2,460 2,739 3,164 15.5% Long-term assets 17,443 19,486 20,482 5.1% Investment securities 4,852 6,499 7,392 13.7% Fixed assets 12,202 12,615 12,710 0.8% Total assets 24,115 27,016 28,686 6.2% Liabilities 4,190 5,307 5,594 5.4% Current liabilities 2,026 2,359 2,083 #¢11.7% Long-term liabilities 2,164 2,948 3,511 19.1% (Interest bearing debt) 2,228 2,365 2,809 18.8% Equity 19,925 21,709 23,092 6.4% Total Liabilities& Equity 24,115 27,016 28,686 6.2% * Cash equivalent assets: Cash & cash equivalent, short-term financial instruments, trading securities

Financial Ratios
Operating Income & Margin Return on Equity (KRW bn,%) (%)
1,247 1,097 1,113 18.7 1,064 18.1 941 21.5 15.3 15.5 20.1 20.1 20.3 19.5
14.5
2Q’06 3Q 4Q 1Q’07 2Q 2Q’06 3Q 4Q 1Q’07 2Q
Liabilities-to-Equity Ratio Share Price & Market Cap (Quarterly Closing Price) 443,500 won (%) 395,000
24.4 24.2 21.8 309,000 KRW 38.7 tn 21.0 21.0 254,500 245,000 34.4 26.9 22.2 21.4
2Q’06 3Q 4Q 1Q’07 2Q 2Q’06 3Q 4Q 1Q’07 2Q

Consolidated Financial Summary Sales, Operating Income Up due to Sales Increase in Steel & E&C Sector Total Assets Increased due to Addition of Subsidiaries and Increase in Investments No. consolidated subsidiaries ’06/E ’07.1Q ’07.2Q Total 69 77 81 consolidate 61, equity method 20 Domestic 23 24 25 Overseas 46 53 56
2006 2007 2007
(in billion KRW)
2Q 1Q 2Q YoY QoQ Sales 5,985 7,742 8,234 37.6% 6.4% OP Income 1,043 1,331 1,417 35.9% 6.5% I/S (OP Margin) (17.4%) (17.2%) (17.2%) (#¢0.2%) - Net Income 700 1,010 1,081 54.4% 7.0% Asset 28,504 32,806 34,880 22.4% 6.3% B/S Liability 8,278 10,385 11,118 34.3% 7.1% Equity 20,226 22,421 23,762 17.5% 6.0%

Consolidated Financial Summary
Income Summary by Sectors
2006 2007 2007
(in billion KRW) QoQ 2Q 1Q 2Q Steel 6,698 8,740 9,130 4.5% E & C 1,100 753 895 18.9% Energy 139 126 112 #¢ 11.1% IT & Others 134 121 113 #¢ 6.6% Total 8,071 9,740 10,250 5.2% Consolidated 5,985 7,742 8,234 6.4% Steel 1,016 1,265 1,448 14.5% E & C 84 33 52 57.6% Energy 18 16 15 #¢ 6.3% IT & Others 8 6 0.3 #¢ 95% Total 1,126 1,320 1,515 15.0% Consolidated 1,043 1,331 1,417 6.5%

Consolidated Financial Summary
Balance Sheet by Sectors
Asset Liability Equity (in billion KRW) 2007 2007 2007
1Q 2Q 1Q 2Q 1Q 2Q Steel 33,366 35,659 8,695 9,308 24,671 26,351 E & C 2,893 3,052 1,623 1,742 1,270 1,310 Energy 887 953 389 446 498 507 IT & Others 760 784 319 336 441 448 Total 37,906 40,448 11,026 11,832 26,880 28,616 Consolidated 32,806 34,880 10,385 11,118 22,421 23,762 Ratios 2006 2007 (%) 3Q 4Q 1Q 2Q Sales Increase 11.1 10.7 5.1 6.4 Op Income 18.0 16.8 17.2 17.2 ROE 14.8 15.7 18.0 18.1 Liab./Equity 42.1 39.0 46.3 46.8

Operating Performances of Listed Subsidiaries
POCOS (Coated steel) POSDATA (IT) (bn KRW) ’06.2Q 3Q 4Q ’07.1Q 2Q (bn KRW) ’06.2Q 3Q 4Q ’07.1Q 2Q Sales 153.0 145.3 156.1 154.3 178.0 Sales 86.6 77.2 99.0 81.1 76.3
OP Income -2.3 7.0 2.7 2.7 2.7 OP Income 2.7 2.0 3.5 0.7 #¢0.5 Net Income -3.0 12.6 4.1 1.9 3.2 Net Income 2.0 0.2 3.7 0.6 #¢1.3 24,000won Share Price Trend 8,100won 6,600 7,020 17,750 5,370 5,900 16,200 16,200 17,000 Market Cap. 144 bn won Market Cap. 660.5 bn won 2Q’06 3Q 4Q 1Q’07 2Q 2Q’06 3Q 4Q 1Q’07 2Q POSREC (Refractory) Samjung P&A (Packaging/Processing) (bn KRW) ’06.2Q 3Q 4Q ’07.1Q 2Q (bn KRW) ’06.2Q 3Q 4Q ’07.1Q 2Q Sales 65.0 64.7 70.0 68.4 67.8 Sales 53.3 56.7 55.9 57.2 70.5 OP Income 3.8 4.3 5.6 2.5 6.2 OP Income 2.2 2.0 3.0 2.6 5.0 Net Income 2.8 3.6 4.3 2.2 5.5 Net Income 1.2 1.5 4.1 2.8 6.6 25,600won 25,350won 17,200 16,450 16,150 14,500 14,650 15,000 15,750 Market Cap. 12,700 Market Cap. 146.4 bn won 76.8 bn won 2Q’06 3Q 4Q 1Q’07 2Q 2Q’06 3Q 4Q 1Q’07 2Q

Agenda 1 2Q ’07 Operating Performance 2 Activities & Accomplishments 3 Steel Industry Environment 4 2007 Business Plan

Commercialization of FINEX
Secured Global Technology Leadership with Successful Development of Revolutionary Process
y Lower cost: use of cheaper iron ore & coal -Fine-ore used (high Al/Zn content acceptable)
- Semi-soft coking coal used (abundant reserve) yLower investment: omit raw mat’l pre-treatment yEnvironment-friendly technology - Substantial reduction of SOx, NOx, Dust yBetter operation mgmt enables stable production - Separation of melting & reducing process

Commercialization of FINEX

❑ Completion of Commercialized No.1 FINEX Plant after 15yrs of Intensive R&D

FINEX Demo Plant (600K tons)



- **Demo Plant Test Operation**
  - Establish melter/reactor linked operation process
  - Establish coal briquette/HCI production technology
  - Test technology & economy of commercial plant

Commercialized FINEX Plant (1.5 mn tons)



- **Completion of Commercialized FINEX Plant**
  - Verify superior efficiency over blast furnaces
  - Construction Period : Aug.2004 ~ Apr.2007
  - Operation Start : May.2007 (CAPEX: KRW 1.1tr)

FINEX History

1992 ~ '01.1	'01.1 ~ '03.5	'03.5 ~ '05.12	'05.12 ~ '06.12	'06.12 ~ '07.5
FINEX Tech. R&D	Construction of Demo Plant	Demo Plant Operation & Modification	Demo Plant Optimizing Test	1.5mil ton #1 Plant Operation Start
• '96. Model Plant operation(15t/day) • '99. Pilot Plant operation (150t/day)	• '01.1 Demo Plant Groundbreaking • '02.8 Completes Coal Briquette Facility	• '04.5 Achieve 0.8mil ton Prod	• Limit test using low-cost iron ore • Minimal cost operating test	

16

FINEX® Snapshot
Pollutants Emission Comparison Commercialized FINEX Plant Operation Status SOx NOx Dust Normal Op Result 10 0 B.F Target (May.’07) Sinter Per annum 1.5 1.35 Plant (mn ton) Production 50 Per day 3,800 ~ 28% 4,300 Cokes (ton) 4,000 Oven 3 % Rate of Op % 95 95 1% 0 Coal Rate kg/tHM 750 830 B.F FINEX
Investment & Production Cost Comparison Investment Comparison ( FINEX 3.0 mn tons)
(%)
100 B.F FINEX 100%
85%82% Main Facilities 100 81 50 60% Body10064 B.F FINEX Total Investment 100 82 0 Op CostInvest No. employees 17

Progress on India Project

❑ India Govt. Continues Support and Inter-dept Cooperation

- Prime Minister calls meetings to review progress (1st: Apr.19, 2nd:Jun.27)
- State continues support on land acquisition & promotion of community development
- Env't approval for port & plant through 'hand on' cooperation between Center & State

Progress

- **Mining License**
  - Admin procedure regarding duplicate applicants in process for prompt approval from Center
- **Land Acquisition**
  - State approved & recommended to Center forest diversion proposal (Jun.'07)
  - Demarcation & fencing around site to be done within '07 (reported at 2nd PM meeting)
- **Construction**
  - Center approved env't impact assessment
    - · Port (Apr.'07), Steel Mill (Jun.'07)
  - Utility & infrastructure route approval & design to be ready for land acquisition

Plans

- 4Q'07 - Acquire mining license and complete land acquisition
- 1H'08 - Begin foundation & port construction


India Works Landscape

18

GLOBAL POSCO WAY

Growth in Emerging Markets

❑ Strengthened Steel Investment in Vietnam

Construction of CR Mill

- **Overview**
  - Capacity : CR 1.2mn ton (F/H 50, CR 70)
  - Location : Phy-my #2 Plant, Southern Vung-Tau
  - Period : Nov.'07 ~ Dec.'09 (25months)
- **Benefits**
  - Set up a stepping stone into S.E.A market

* Steel industry in Vietnam
- Rapid growth of 20%/yr ('06 2.2mn ton net import)
- Lack of flat prod'n facilities, longs-based prod'n
  - '06 self –supply rate : steel products 67%, sheets 33%

CR Demand/Supply Outlook in Vietnam (in mn tons)

	2010	2015	'05 ~ '15 Increase rate
Demand	1.73	2.54	9.2%/yr
Supply	0.92	0 .92	-
Shortage	△0.81	△1.62	-

Feasibility Study on Integrated Mill

- **Overview**
  - MOU with Vietnam's Vina-Shin Group
  - Inspect land & port, test facility & technology, raw mat'l sourcing, market supply/demand, etc

*Vina-Shin Group (Largest gov't operated shipbldr)
- Under direct control of Prime Minister
- Own apprx 100 companies in ship, E&C


VIETNAM DAYS IN KOREA

19

R&D for premium products

GLOBAL POSCO WAY

Extremely thin tire cord

- **R&D overview**
  - Date : Jan.'06 ~ Apr.'07
  - JV with Koryo Steel Group
  - Dramatic improvement in strength
- **Benefits**
  - Substitute cords < 0.20mm Ø (20thous ton/yr)
  - Expand exports of high value-added product



Pohang Wire Rod Plant

New 400 series stainless steel

- **Overview**
  - Date : Sep.'05 ~ Jul.'07
  - Product : POS445NF
  - Characteristics equivalent to 300 series, despite no nickel and more chrome (18 → 21%)
- **Benefits**
  - Cost-savings to elevator & home app. producer
  - Secure tech & expand demand for high-Cr STS ('07 : 30thous tons/yr)



Pohang STS Steelmaking Plant

20

Magnesium Sheet Business

Business Overview

- **Overview**
  - Location : Hae-ryong Industrial Complex
  - Production Capacity : 3,000 ton/yr
  - CAPEX : KRW 25.3 bn
- **Progress**
  - Feb. '04 Joint Venture with RIST started
  - Sep. '06 Start construction of plant
  - Mar.'07 Registered to Nat'l Mg Association
  - Jul. '07 Construction completion(tentative)
  - Aug. '07 Initiate mass-production


Soonchun Plant

Features & Demand Forecast

- **Key Features**
  - Lightest practical metal: 23% vs.Steel, 67% vs. Al
  - Recyclable, easy to form
- **Demand Forecast**
  - Rapid growth expected as demand increase for mobile electronics & light-weighted vehicles

Magnesium Products

Beginning	Oct '07~
Common products • Utensils, glass frame, suitcase, etc	Premium products • Cell phone, Laptops, etc


Glass Frame


Cell-phone Case


Steering Wheel


Suitcase


Laptop Case


Hood

21

Strategic Alliances to enhance Competitiveness
Strategic Alliances with Hyundai Heavy Industry & Dong- kuk Steel
Cross Shareholding
9.8% 1.9% (Union Steel)
Hyundai Heavy Dong Kuk Industries POSCO
Steel (Mipo Dockyard) 1.0% 9.8% (POCOS + POSCO)
• Tech. JV for premium shipment steel incl. TMCP • Stabilize domestic CR market
· Secure stable demand by customer lock-in • secure supply of raw material (feed-stock)
) Sales to HHI(in thous ton) : Plates 980, GO.etc 40

Key Management Activities VW Group Award yAwarded for -Cost savings through suggesting Hot Dipped GI -Best technical service & process efficiency yBenefits -Expand sales to Eastern Europe & Brazil plants ·Current sales about 100Kt to Mexico/China plants -Establish global total prod’n process for autos #¦ Supplier Award from Honda (’03) : quality & service Quality Certification from D-Chrysler (’06) : AHSS VW Group Award
Cost Savings Continues 4
y ’07 target revised Original 1Q 2Q 487.2 604.1 616.9
Cost Savings Result ’07 Target 1st Half Progress KRW 616.9 bn 369.1 bn 60%
’07 Consolidated Savings Target POCOS Zhangjiagang 12.4 (in bn KRW) 85.0 POSCO SS Total8,253
111.0
POSCO 616.9

Key Management Activities (Subsidiaries)

GLOBAL POSCO WAY

Steel

- POCOS : Invest coat/color plant in Vietnam
  - Construction : Jan.'08 ~ Aug.'09 (20mos.)
  - Capacity : 300K t/y
  - Benefits
    - · Secure mkt for high-end Al & pre-painted sheet
- POSCO Specialty : Completed Forging Line
  - Construction : Dec.'05 ~ Jun.'07
  - Capacity : 62Kt/yr (tool 32, industrial 30Kt)
  - Improve profit with premium forged product
    ※ high VA ratio : 35%('07) → 67%('12)



New Forging Line

E&C (POSCO E&C)

- Develop New City in An Khanh, Vietnam
  - Location : Ha Tay Area, Vietnam
  - Development : '07 ~ '20 (Area 2.6 mn m^3)
    - · Dec.'06 Dev. Approved & corp. established
    - · Apr.'07 Initiation
  - First modern city in Vietnam, incorporating business, residence, education & entertainment
- Songdo International Business Community
  - Developer : Songdo New Town Dev't Co., Ltd.
  - Development : '03～'14 (KRW 5.5tn)
  - Jun.'07 Central Park I Groundbreaking



Landscape, New City V

24

Key Management Activities (Subsidiaries)

Energy (PoscoPower)

- Renewable Energy – Fuel Cell Biz
  - May.'07 Group-wide MOU for cooperation
  - May.'07 MOA w/ Pohang City on fuel cell biz
  - ☞ To construct 100MW production base by '10
- Begin Plant Expansion
  - Feb. '07 tech assistance agreed with KOPEC
  - May.'07 contract w/ KEPCO for transmit fac.
  - Jun. '07 secure land for expansion
  - ☞ add'n 2,000MW generating capacity by '15


Expansion site
(500MW x 4)
Current site
(450MW x 4)
Landscape of PoscoPower

IT (Posdata)

- WiBro (mobile internet) Global Business
  - Field trial for overseas commercial supply
    - Malaysia, Singapore, Vietnam, China, etc.
  - IT Ministers(S.Africa, Czech) visited for coop
- Strengthen Convergence Business
  - Jun.'07orders for ETCS biz for express ways
  - Jul.'07 sales of ETCS set w/ integrated antenna
- Opened India ODC to enter global SI biz
  - Assist IT such as POSCO-India in proximity


FLYVO
Mobile Internet Experience Center

* ODC: Offshore Development Center
* ETCS: Electronic Toll Collection System

25

Demonstrating Corporate Citizenship

GLOBAL POSCO WAY

- **Dasan Business Award (June'07)** (The Korea Economic Daily)
  - Global Steel Company, Progress Overseas Growth
- **Most Respected Entrepreneur (May '07.5)** (KMAC)
  - Actively Promoting Foreign Project, Corporate Ethics, Technology Research
- **2007 Most Transparent Company (June'07)** (Korea Accounting Association)
  - Transparent Corporate Governance & Accounting System
- **Best Company in Corporate Governance Structure (June'07)** (Corporate Governance Service)
  - Best Practices in Protecting Shareholder Right & Management of BOD
- **The Award of Shareholders' Value (June'07)** (Money Today)
  - Active Shareholder Value Improvement
- **Contribution of Economic Cooperation for Korea/China ('07.6)** (Maeil Business Newspaper)
  - Economic Cooperation in Trades, Joint Venture, Technical Cooperation,etc
- **No.1 Company for CSR Suitability (June'07)** (Economy 21)
  - Community Services Performance

26

Agenda
1 2Q ’07 Operating Performance
2 Activities & Accomplishments
3 Steel Industry Environment
4 2007 Business Plan

| | | | | | | | Global Steel Market Long-term Forecast Expecting 1.89 bn ton Steel Consumption by ’17, Driven by Growth in BRICs y Rapid growth in mid-class population(China, India, etc) : 1.15 bn(’00) #¨2.55(’10) #¨3.35(’20) ) Growth in steel-intensive sector : global auto prodn 73 mn(’07) #¨86(’12) #¨92(’17) y Demand : 1.31bn tons (’07) #¨1.89 (’17) (58 mn ton/yr increase) Rapid Growth in Middle Class Mid to Long-term Population in Asia Global Steel Demand Forecast (in billion)
| | | | | | | |
5 High Class (U$130K or more) 18.9 Middle Class (hundred mn ton) 16.5 4 (U$3K or more)
13.1
3 Low Class 2.8% (U$3 or less) 8.5 4.7% 2 6.4% Yearly 1 0 2000 2007 2012 2017
1960 1970 1980 1990 2000 2010 2020
* Source : POSRI (Jun.`07)
y Expecting high demand from BRICs & Next-11 as they move into fast-growth stage China Indo Russia Brazil S.E.A Mid East Demand CAGR(07~12) 6.5% 8.6% 6.8% 4.9% 7.9% 3.9%
* NEXT 11 : Countries w/ high potential to develop: Korea,Vietnam,Turkey,Indonesia,etc (Defined by Goldman Sachs)

Global Steel Market 1

GLOBAL POSCO WAY

❑ Global Steel Market to Maintain High Level of Production and Consumption

1 H '07 Overview

- Despite production increase, price remained high & inventory low as market boomed
  - Demand exceeding market expectation
    - · 1Q Consumption: China 18.6% ↑, EU 7.7% ↑
  - Scrap & Slab price continued to be strong

2 H '07 Outlook

- Expects 'De-Coupling' in global steel market
  - Dev'd countries: strong demand & low inventory
  - China: slightly weak (prdn up & export control)
- Chinese export regulation will be "key factor"
  - Stronger control brings global stability
  - Chinese steel market reconstruction to accelerate

Global Steel Supply & Demand Forecast

	2006	2007(F)	2008(E)
Nominal Consumption (mn tons)	1,109	1,166	1,218
Year-on-Year (%)	7.5	5.1	4.5
Finished Steel Production (mn tons)	1,140	1,193	1,244
Year-on-Year (%)	8.7	4.6	4.3

(WSD, June '07)

29

Global Steel Market 2

❑ Steady Global Steel Price as Market Enters into a Seasonal Upturn

Regional HRC Spot Price

(in US$/T)



Soft market continues while import increase despite of inventory drop
Midwest : 694(Sept.'06) → 595(Dec) → 562(Feb.'07) → 639(April) → 617(May) → 584(June)



Turning soft as import increases & slow season nears
EU Avg : 635(Sept.'06) → 619(Dec) → 641(Feb.'07) → 716(April) → 685(May) → 666(June)



Export regulation(levy export tax,etc) leads domestic market to soften
Guangzhou : 454(Sept.'06) →449(Dec) →481(Feb.'07) → 499(April) → 497(May) →477(June)



Premium (auto, shipbuilding) continue strong, while common grade remains weak
Seoul-Inchn : 630(Sept.'06)→ 589(Dec)→ 626(Feb.'07)→ 637(April) → 647(May)→ 648(June)



Remains high as demand stays strong (NSC & Toyota's agree to raise price)
Tokyo : 530(Sept.'06) → 538(Dec) → 540(Feb.'07) → 564(April) → 580(May) →600(June)


ASEAN

Maintains strong as import & slab price increase
Thailand : 550(Sept.'06) → 539(Dec) → 537(Feb.'07) → 571(April) → 603(May) → 633(June)

30

Global Steel Market Outlook
Upturn Expected in 4Q after Swift Decrease during Summer (WSD, Jun.’07)
Global HRc Export Price Forecast
(U$) $675~700 700 (early ’08) $610 z Steel demand up $596 (’06.6) (’07.3) z Scrap price up 600 z Low consumer inv. $571
z US HR mkt recover (’07.6) $515~540 z China export down 500 $502 (’07.9) $420 (’06.12) (’06.1) Forecast #Ë 400 2006 2007 2008.

China Steel Industry Trend
Domestic Price Weak due to Stronger Export Regulation by Government
y Export to slow due to tax rebate cut & export license control
- Tax rebate reduction (Apr.’07) : HR, Plate, Wire, etc 8%#¨0%, CR, GI, STS, etc 11%#¨5%
- License control (May.’07) : HR, Plate, Long Product & STS HR (partly) - Export tax (Jun. ’07) : HR, Plate, STS HR 5%, Wire, Long products 10%
y Market restructuring to continue, list of plant to be shut down recently announced
- 344 steelmakers selected : 2.4mn tons reduction in ’07 #¨targeting 5.5mn tons of reduction by ’10
HR Price Trend in China (U$/ton)
(U$) 600 545 548 493 499510
500 Baoshan($515/3Q) 485 499 479 Wuhan($488/Aug)
$477
436 434 431 Spot Price Anshan ($444/Aug) 400 423
375
396 335
300 316 1.8 1.7 1.5 1.5 1.6 1.6 Inventory Level 1.3 1.2 1.3 1.4 1.3 1.4 1.4 1.5 1.3 1.5 (mn tons)
’06.1 2 3 4 5 6 7 8 9 10 11 12 ’07.1 2 3 4 5 6 7 8
#Ÿ Spot Price : Guangzhou 3.0mm * Inventory : HR in 22 major cities

Domestic Steel Industry Market to Recover as Demand Industries(Auto,ship,equipment,etc) Remain Strong
Domestic steel supply & demand (in thousand tons) ’06 ’07 YoY(%) 1H 1H Consumption 24,220 49,634 26,390 52,547 5.9% Production 27,811 57,239 29,954 60,729 6.1% Import 5,417 10,591 6,053 11,614 9.7% Export 9,008 18,185 9,617 19,795 8.9%
* POSRI (April `07)
Forecast on consuming industries Domestic consumer spending up. Weak mkt with overseas prodn up New mkt & model help exports.but premium demand still high
- Prodn. forecast (in thous units) — Prodn forecast (in thous, major 5) 3,840(’06) #¨3,999(’07) 22,591(’06) #¨21,475(’07) Volume up from new tech. Slight recovery continues mainly Premium vessels increased. from construction industry - Ship-building forecast (in thous GT) — CAPEX forecasts (tn KRW) 17,784(’06) #¨19,928(’07) 117(’06) #¨119(’07)

Stainless Steel Market

GLOBAL POSCO WAY

❑ Domestic & Foreign STS mills Cut Production after Recent Drop in Nickel Price

Recent STS Market Trend

- Europe
  - TKS & Arcelor's 400 series prdn up since April
  - Steel mills cut production by 15%
- Asia
  - Chinese cut by 20~30% & price cut in July
  - Domestic CR Mills drop utilization rate

☞ Market recovery expected from 4Q, due to prodn cut & seasonal upturn

Nickel Price Outlook

- Correction after sharp drop(△30%) in May
  - Increase in Chinese Nickel pig iron production
  - 300 series demand low from prodn cut & Ni price
  - Stronger LME Lending reg. to control speculation

☞ Possible rally in 4Q with mkt recovery

STS CR Price Trend


(US$/ton)
5,400
Germany
5,900
4,800
4,900
3,700
China(Spot)
4,000
Dec.`06
May.`07
July

Nickel Global Supply/Demand Forecast

(in thousand tons)

	'07	'08	'09
Brookhunt	15	5	22
Macquarie	7	6	7
UBS	12	△ 9	7

34

Agenda
1 2Q ’07 Operating Performance
2 Activities & Accomplishments
3 Steel Industry Environment
4 2007 Business Plan

2007 Business Plan
(in million tons, tr KRW)
2006 2007 (%)
Consolidated POSCO Consolidated POSCO Consolidated POSCO Crude Steel 31.2 30.1 32.6 30.8 4.5% 2.3% Production Sales Volume 30.9 28.5 31.9 29.3 3.2% 2.8% Revenue 25.8 20.0 32.2 22.7 24.8% 13.5% Operating 4.4 3.9 5.4 4.6 22.7% 17.9% Income Investment 4.9 3.8 6.9 6.1 40.8% 60.5%
The data above represents the Company’s internal objectives, and should not be used as a basis for investment decisions